EXHIBIT 99.1

	AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

August 15, 2016		NYSE - MKT: ASM TSX-V: ASM FSE: GV6

Avino Reports Q2 2016 Financial Results

Avino Silver & Gold Mines Ltd. (ASM: TSX-V, ASM: NYSE–MKT, GV6: FSE, "Avino" or "the Company") is pleased to announce the consolidated financial results for the Company's second quarter ended June 30, 2016.  The financial statements and the management discussion and analysis can be viewed on the Company's web site at www.avino.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

SECOND QUARTER 2016 HIGHLIGHTS

•	Declared Commercial Production at the Avino Mine
•	Generated revenues of $11.9 million from the sale concentrates, a 102% increase from the second quarter of 2015
•	Mine operating income amounted to $3.2 million, a 36% increase compared to the second quarter of 2015
•	Total equity reached $58.8 million, a 20% increase compared to the second quarter of 2015
•	Net income (loss) after taxes amounted to $(450,087)
•	Produced 629,780 silver equivalent ounces, including 380,620 ounces of silver, 1,509 ounces of gold and 1,054,935 pounds of copper
•	Consolidated all-in sustaining cost ("AISC")[2] was $14.51 (US$11.27) per payable silver equivalent ounce, a 24% increase compared to $11.72 or (US$9.53) per ounce in the second quarter of 2015
•	Average realized selling prices for silver and gold were US$16.99 and US$1,262 per ounce respectively
•	Cash and cash equivalents of $10.7 million were on hand at the end of the quarter

"Clearly the highlight of the Company's second quarter was declaring commercial production at the Avino Mine, our second and largest mining operation," said David Wolfin, Avino's President and CEO. "This achievement marks years of determined effort by our entire team, both in Mexico and Canada, for which I am grateful. The Company is significantly more valuable as a result.

"The real work, however, has just begun. We continue to lay the foundation for expansion, higher output and improvements in efficiency going forward. The quarter's declines in production and income, combined with higher costs, represent short-term adjustments due primarily to maintenance and working through lower-grade material in Mexico while advancing operations at our Bralorne Mine in British Columbia. As we continue to fine-tune our operations in this improving metals market, I believe shareholders can look forward to stronger results going forward."

- David Wolfin, President, CEO & Director

2 The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

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OVERALL PERFORMACE AND HIGHLIGHTS

HIGHLIGHTS	Second Quarter 2016		Second Quarter 2015		Change
Operating
Tonnes Milled		131,612		135,767	-3%
Silver Ounces Produced		380,620		451,505	-16%
Gold Ounces Produced		1,509		1,891	-20%
Copper Pounds Produced		1,054,935		1,256,164	-16%
Silver Equivalent Ounces[1] Produced		629,780		819,299	-23%
Concentrate Sales and Cash Costs
Silver Equivalent Ounces Sold[2]		626,837		345,300	82%
Cash Cost per Silver Equivalent Ounce[2,3]		$12.75		$8.67	47%
Cash Cost per Silver Equivalent Ounce[2,3] ($US)	US$	9.89	US$	7.05	40%
All-in Sustaining Cost per Silver Equivalent Ounce[2,3]		$14.51		$11.72	24%
All-in Sustaining Cost per Silver Eq. Ounce[2,3] ($US)	US$	11.27	US$	9.53	18%
Average Realized Silver Price per Ounce ($US)	US$	16.99	US$	16.10	6%
Average Realized Gold Price per Ounce ($US)	US$	1,262	US$	1,179	7%
Average Realized Copper Price per Tonne ($US)	US$	4,706		-	-%
Financial
Revenues		$11,918,749		$5,908,883	102%
Mine Operating Income		$3,218,632		$2,372,903	36%
Net Income (Loss)		$(450,087)		$361,655	-224%
Cash		$10,665,086		$3,256,186	228%
Working Capital (Deficiency)		$19,429,748		$(964,211)	2,115%
Shareholders
Earnings (Loss) per Share ("EPS") – Basic		$(0.01)		$0.01	-100%
Cash Flow per Share[3]		$0.05		$0.02	150%

All figures in Canadian dollars unless otherwise indicated

1. Metal production is expressed in terms of silver equivalent ounces, (oz Ag Eq), the formula for which depends on the copper, gold and silver metal prices used in each period and hence are only indicative.

2. "Silver equivalent ounces sold" for the purposes of cash costs and all-in sustaining costs consists of the sum of silver ounces, gold ounces and copper tonnes sold multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

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Financial Results

The Company generated revenues of $11.9 million during the second quarter of 2016; a 102% increase compared to the second quarter of 2015. The increase is a result of commercial production being declared at the Avino Mine.

Mine operating income was $3.2 million during the second quarter of 2016, an increase of $846 thousand or 36% from $2.4 million in 2015. During the second quarter of of 2016, net income decreased by $812 thousand to $(450,087) or $(0.01) per share, compared to net income of $362 thousand or $0.01 basic and diluted per share during the corresponding period of 2015.

Operational Results

Silver equivalent production for the second quarter of 2016 decreased 23% to 629,780 oz1 compared to 819,299 oz in the second quarter of 2015. Silver production for the second quarter of 2016 decreased 16% to 380,620 oz compared the second quarter of 2015. Gold production for the second quarter of 2016 decreased by 20% to 1,509 oz compared to 1,891 oz in the corresponding period of 2015. Copper production decreased by 16% to 1,054,935 lbs compared to 1,256,164 lbs in the second quarter of 2015. Total mill feed processed during the second quarter of 2016 was 131,612 dry tonnes compared to 135,767 dry tonnes during the second quarter of 2015, a decrease of 3%.

At the Avino Mine, silver equivalent ounces1 produced during the second quarter totalled 341,521 compared to 458,324 during the second quarter of 2015, a decrease of 25%. The production decrease can be attributed to required maintenance on the Mill Circuit 3 ball mill, as well as variability in the resource block. All-in sustaining cash costs during the second quarter of 2016 were $14.66 per AgEq ounce1

At the San Gonzalo Mine, silver equivalent ounces1 produced during the second quarter of 2016 totalled 288,259 representing a decrease of 20% compared to the second quarter of 2015. All-in sustaining cash costs during the second quarter of 2016 were $14.23 per AgEq ounce1 compared to $11.72 during the second quarter of 2015, an increase of 21%. The decrease in production and increase in costs can be attributed to lower grade development material from the San Gonzalo stockpile being processed using Mill Circuit 2.

Costs and Capital Expenditures

Consolidated all-in sustaining cash costs per AgEq ounce1 during the second quarter of 2016 were $14.51 compared to $11.72 during the corresponding period of 2015, an increase of 24%.

Capital expenditures during the six months ended June 30, 2016, net of concentrate proceeds of $5,994,516, were $3,351,908 compared to $2,410,734 during the six months ended June 30, 2015.

Capital expenditures relate to the Avino mine advancement and mining and production equipment to advance operations at the San Gonzalo, Avino, and Bralorne mines.

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Bralorne Mine Update

During the second quarter of 2016, the Company continued to develop a strategic operating plan for profitable production at Bralorne. The mine plan includes changing the mining method to long hole mining, which is considered safer and less labour intensive than previous trial methods employed and would support production levels of up to 300 tpd. New mining equipment is being acquired to replace older equipment and to further mechanize for long hole mining. The first work to be carried out underground will be to test the long hole mining method. Engineering is in progress to expand the mill from 100 tpd to 300 tpd. Engineering is also being carried out to upgrade the surface infrastructure for a 300 tpd operation. Expansion work for the mill and infrastructure is expected to start in the latter part of 2016.

The tailings impoundment for the Tailings Storage Facility ("TSF") was raised in October 2015, and additional buttress work is currently being carried out on the impoundment with completion scheduled for the third quarter of 2016. The Interim Mine Closure Plan ("IMCP") and review process is also expected to be completed by the third quarter of 2016. The work on the TSF, the IMCP and the strategic operating plan is contributing to the Company's goal of obtaining the permits to resume processing and mining activities from British Columbia's Ministry of Energy & Mines and Ministry of Environment.

Non-IFRS Measures

The financial results in this news release include references to cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce, each of which are non-IFRS measures. Cash flow per share, cash cost per ounce, and all-in sustaining cash cost per ounce are measures developed by mining companies in an effort to provide a comparable standard of performance. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce are measures used by the Company to manage and evaluate operating performance of the Company's mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to the prescribed IFRS measures provided in the Company's financial statements and MD&A.

Conference Call

Avino will be holding a conference call on August 16, 2016 at 8 am PST (11 am EST).

To participate in the conference call, please dial the following:

Toll Free Canada & USA: 1-800-319-4610
Outside of Canada & USA: 1-604-638-5340

No pass-code is necessary to participate in the conference call; participants will have the opportunity to ask questions during the Q&A portion of the call.

Participants should dial in 10 minutes prior to the conference.

The conference call will be recorded and the replay will be available on the Company's web site within one hour following the conclusion of the call.

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Qualified Person(s)

Avino's Mexican projects are under the supervision of Mr. Chris Sampson, P.Eng, BSc, Avino consultant and Mr. Jasman Yee, P.Eng, Avino director; Avino's Bralorne Mine project is under the supervision of Fred Sveinson, B.A., BSc, P.Eng, Avino Senior Mining Advisor. These individuals are qualified persons ("QP") within the context of National Instrument 43-101. The respective QP's have reviewed and approved all the applicable technical data in this press release.

Outlook

Avino's mission is to create shareholder value through profitable organic growth at the Avino Property and the strategic acquisition and advancement of mineral exploration and mining properties. We are committed to expanding our operations and managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

Management remains focused on the following key objectives:

1.	Maintain and improve profitable mining operations while managing operating costs and achieving efficiencies;

2.	Advance the Bralorne project towards profitable production;

3.	Explore regional targets on the Avino Property followed by other properties in our portfolio;

4.	Assess the potential for processing the oxide tailings resource from previous milling operations (PEA issued in 2012); and

5.	Identify and evaluate potential projects for acquisition.

On Behalf of the Board

"David Wolfin"

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

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Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward-looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, and timing, establishment, and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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